CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
as enacted by Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Report on Form 6-K of Fording Canadian Coal Trust (the “Company”) for the quarter ended June 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), we, James L. Popowich, the President, and R. James Brown, the Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 18, 2006	/s/ James L. Popwich James L. Popowich President /s/ R. James Brown R. James Brown Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Fording Canadian Coal Trust and will be retained by Fording Canadian Coal Trust and furnished to the Securities and Exchange Commission or its staff upon request.